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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

    REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                      THE SECURITIES EXCHANGE ACT OF 1934

                        For the month of November, 2004.


                          Canadian Superior Energy Inc.
                ------------------------------------------------
                 (Translation of registrant's name into English)

                         Suite 3300, 400 Third Avenue SW
                        Calgary, Alberta, Canada T2P 4H2
                ------------------------------------------------
                     (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                     Form 20-F           Form 40-F  X
                               ---                 ---

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                           Yes                  No  X
                               ---                 ---

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________.



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                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 23, 2004

                                           CANADIAN SUPERIOR ENERGY INC.


                                           /s/ Michael E. Coolen
                                           -------------------------------------
                                           Michael E. Coolen
                                           Vice President, East Coast Operations


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                                  EXHIBIT INDEX

EXHIBIT           DESCRIPTION OF EXHIBIT
-------           ----------------------
99.1              Press Release
99.2              Press Release
99.3              Press Release
99.4              Press Release